February 27, 2010





Mr. Edward J. Wehmer
President and Chief Executive Officer
Wintrust Financial Corporation
727 North Bank Lane
Lake Forest, Illinois 60045

Re:	Wintrust Financial
File No. 000-21923
Form 10-K for the fiscal year ended December 31, 2008
      Definitive Schedule 14A filed April 20, 2009
Form 10-Q for the period ended March 31, 2009
Form 10-Q for the period ended June 30, 2009
Form 10-Q for the period ended September 30, 2009


Dear Mr. Wehmer:

      We have reviewed your responses to our comment letter to you
dated February 26, 2010 and your filings.   We have the following
legal comments; accounting comments will follow. Where indicated, we think you should revise your documents in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-K
1. We note your response to our comment 2 of our comment letter to you dated February 26 2010. As we previously requested:
* revise the first sentence of your proposed Rider 33 to state the percentage of your loan portfolio as of December 31, 2009 that is attributable to commercial real estate loans;
* in Rider 33, add a second sentence disclose the percentage of commercial real estate loans concentrated in the Chicago and Milwaukee metropolitan areas; and
* revise the five bullet points on page 1-2 of your previous
Exhibit
1 to quantify the extent to which your provision for credit losses, net charge offs, allowance for loan losses, non-performing loans and other real estate owned as of December 31, 2009 are attributable to commercial and commercial real estate loans, or to the extent you have the data provide separate disclosure for commercial real estate and commercial loans.

2. We note your proposed response to comment 4 of our letter to you dated February 26, 2010. As we previously requested, revise your proposed Rider 38 in the third sentence that refers to "losses primarily related to commercial real estate loans" and "to a lesser extent related to business loans" to disclose the amount and percent of your losses attributable to each category of loans.



      * * * * * * * * * * * * *



      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please
provide,
in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with
respect to the filing;   and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Christina Harley, at 202-551-3695 or Marc D. Thomas at 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434
with
any other questions.



						Sincerely,



						Michael Clampitt
						Senior Attorney